SP 3/6/03

03012912

VF 3-6-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53150

SEC MAIL PROCESSING RECEIVED MAR 0 5 2003 WASHINGTON, D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U-TRADE BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 SYLVAN AVENUE
(No. and Street)

ENGLEWOOD CLIFFS	NEW JERSEY	07632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FURZE (201) 541-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZELLER WEISS & KAHN, LLP
(Name — *if individual, state last, first, middle name*)

1084 ROUTE 22 WEST	MOUNTAINSIDE	N.J.	07092
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 2 1 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID FURZE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U-TRADE BROKERAGE, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Danielle Claridy
Notary Public, State of New Jersey
ID No. 2207631
Qualified in Bergen County
Commission Expires May 6, 2003

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

[redacted] conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Zeller Weiss & Kahn, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1084 Route 22 West
Mountainside, NJ 07092
TEL: 908-789-0011
FAX: 908-789-0027

Melvin H. Zeller, CPA
Harold N. Binenstock, CPA
Stephen E. Rosenthal, CPA
Alfred I. Padovano, CPA
Philip E. Hunrath, CPA
Peter J. Quigley, CPA

INDEPENDENT AUDITORS' REPORT

Member
U-Trade Brokerage, LLC

We have audited the accompanying statement of financial condition of U-Trade Brokerage, LLC (a development stage company), as of December 31, 2002, and the related statements of operations, cash flows and changes in members' capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U-Trade Brokerage, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "4" is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Zeller Weiss & Kahn, LLP

Mountainside, New Jersey
February 8, 2003

U-TRADE BROKERAGE, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:	
Cash	$ 53,938
Total current assets	53,938
Other assets:	
Clearing deposit	100,000
	$153,938

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities	
Accounts payable	$ 2,288
Total liabilities (all current)	2,288
Members' capital:	
Members' capital contributions	230,000
Deficit accumulated during the development stage	(78,350)
	151,650
	$153,938

See notes to financial statements.